Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 22nd Fiscal Year

April 1, 2023 to March 31, 2024

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 22nd Fiscal Year

(April 1, 2023 to March 31, 2024)

1. Matters Regarding the Current Condition of the Company

(1) Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2023 (fiscal year ended March 31, 2024), the global economy saw a slowdown in its recovery pace that had continued from the previous fiscal year, stemming from a decline in household purchasing power due to persistent inflation and high interest rates resulting from monetary policies tightening. However, in the U.S. favorable environment for employment and income supported personal consumption, leading to a steady economic recovery.

As for the Japanese economy, capital investment increased, mainly in software for labor-saving and digitalization, underpinned by solid corporate earnings. On the other hand, although personal consumption saw a recovery owing to the normalization of economic activities following the lifting of restrictions related to the impact of 2019 novel coronavirus disease (COVID-19), it continued to grow at a sluggish pace due to prolonged high prices.

In the Japanese financial and capital markets, although negative interest rates were maintained on a portion of private financial institutions' current accounts under the Bank of Japan (BOJ)'s Quantitative and Qualitative Monetary Easing with Yield Curve Control, long-term market interest rates increased to the 0.9% level in early November following the BOJ's decision in July and October 2023 to facilitate more flexible operation of long-term and short-term interest rates, and then temporarily declined to the 0.5% level during the year-end and New Year as long-term interest rates fell in the U.S. After that, with growing expectations that the BOJ will revise its monetary policy, long-term market interest rates rose again to the 0.7% level since late January 2024, and following the BOJ's decision to review the framework of Quantitative and Qualitative Monetary Easing with Yield Curve Control and terminate the negative interest rate policy in March 2024, short-term market interest rates which had been ranging from minus 0.1% to 0% turned positive, reaching the 0.07% level by the end of the fiscal year. In the areas of foreign exchange, the yen depreciated against the dollar, reaching the 151 yen per dollar level at the end of the fiscal year, influenced by rising interest rates in the U.S. in the first half of the fiscal year and the retreat of speculation on early interest rate cuts in the U.S. in the second half of the fiscal year. Although the Nikkei Stock Average saw a sluggish growth in the mid-year, it recorded an all-time high in late February 2024 and remained above 40,000 yen toward the end of the fiscal year due to heightened expectations for improved performance by domestic companies and rising stock prices in the U.S. market.

Regarding financial-related laws and regulations, the Act Partially Amending the Financial Instruments and Exchange Act, etc. was enacted in November 2023, stipulating matters such as the best interest obligation that requires a broad range of parties concerned, including financial services providers and corporate pension providers, etc. to be in good faith and fair in the performance of their services taking into consideration the best interests of the customers, etc., and accountability corresponding to attributes of the customers.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, "the Company") and its subsidiaries (hereinafter, collectively with the Company, "the Group"), which mainly engage in commercial banking and other financial services, including leasing, securities, and consumer finance, have been working towards the realization of the vision of becoming "a trusted global solution provider committed to the growth of our customers and advancement of society, " and in 2023, formulated the Medium-Term Management Plan "Plan for Fulfilled Growth" for the three years starting from fiscal 2023.

During fiscal 2023, the first year of the Medium-Term Management Plan, the Group made advancements in various initiatives based on the three core policies aiming for "Growth with Quality" as set out in the Medium-Term Management Plan.


VISION
A trusted global solution provider committed to the growth of our customers and advancement of society
Growth with Quality
Create social value
Contribute to "Fulfilled Growth"
Pursue economic value
Transformation & Growth
Rebuild corporate infrastructure
Quality builds Trust

(1) Create Social Value: Contribute to "Fulfilled Growth"

The Group made progress on initiatives to solve the following five priority issues in an aim to contribute to the realization of "Fulfilled Growth," where people feel fulfilled as economic growth accompanies the resolution of social issues.


Environment
Support transition to achieve a decarbonized society
Contribute to the conservation and the restoration of natural capital
DE&I (Note 1) / Human Rights
Realize a workplace where employees enjoy high job satisfaction
Respect for human rights throughout the supply chain
Poverty & Inequality
Break the cycle of poverty and inequality for the next generation
Contribute to financial inclusion in developing countries
Declining Birthdate & Aging Population
Relieve anxiety about the 100-year life era
Build user-friendly infrastructure to support a society with a declining population
Japan's Regrowth
Support customers' business model transformation
Create innovation and foster new industries

(Note 1)A concept that combines three elements: "Diversity," "Equity," and "Inclusion." A company provides proper support depending on each individual situation and characteristic and designs an environment where diverse group of people can perform their ability to the maximum extent.

During the current fiscal year, the Company and Sumitomo Mitsui Banking Corporation established the Fulfilled Growth Department in an aim to promote specific actions towards creation of social value. To ensure that each and every employee takes initiatives in engaging with the priority issues, the Group focused on facilitating dialogues within the organization to instill a sense of participation by setting up opportunities for the exchange of opinions between management and employees and sharing good practices related to social value creation, all while working to address a wide range of social issues. Specifically, in an effort to contribute to the decarbonization of the real economy, the Group formulated the "Transition Finance Playbook," which outlines the Company's definitions and criteria for transition finance (Note 2), and supported the customers' efforts towards net-zero emissions of greenhouse gases. Furthermore, with an objective to provide educational opportunities for children who will be major players in the next generation, the Group collaborated with Chance for Children, Inc. and issued "SMBC Group Study Coupon," which can be used for cram school lessons and extracurricular activities outside of school, and worked in cooperation with Kumon Institute of Education Co., Ltd. to offer financial literacy education to children in children's homes to support their future independence.

(Note 2)Refers to a financing method which aims to support companies undertaking efforts to reduce greenhouse gas emissions as part of a long-term strategy to achieve a decarbonized society. The Group defines it as "financial services provided to clients aiming to support them align their business and/or operations with pathways in line with the objectives of the Paris Agreement."

(2) Pursue Economic Value: Transformation & Growth

In order to realize further profitability growth accompanied by enhanced capital efficiency, the Group has engaged in steadily realizing the benefits of existing growth investments and initiatives that it has carried out thus far as well as transforming our business portfolio in the following seven key strategic areas.



Seven Key Strategic Areas
Transformation
Continuous reform of business model
I Reform domestic business for possible interest rate hike
II Improve capital efficiency with B/S discipline
III Build global portfolio based on growth potential
1 Build digital-based retail business
2 Strengthen payment business
3 Enhance wholesale business utilizing digital technology
4 Expand institutional investor business
5 Strengthen global CIB (Note 3) and S&T (Note 4)
6 Deepen and expand U.S. business
7 Realize growth through our Multi-Franchise Strategy
Growth
Establish franchise in key strategic areas
Tireless pursuit of Group synergies
Risk taking at opportune times
Pursuit of new challenges, and innovation

(Note 3)"Corporate and Investment Banking," a business model for corporate customers in which commercial banking business such as deposits and loans, and investment banking business such as fund raising in capital markets and M&A advisory are collectively developed.

(Note 4)"Sales & Trading," business to provide solutions using marketable financial products such as foreign exchange, bonds, and derivatives to business corporations and institutional investors.

Specifically, the following initiatives were advanced in the Retail, Wholesale, Global, and Global Markets Business Units.

I. Retail Business Unit

The Retail Business Unit engages mainly in business aimed at individual customers.

Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Card Company, Limited worked to expand customer bases and build digital-based business models, centered on "Olive," a comprehensive financial service for individual customers. Specifically, in collaboration with LIFENET INSURANCE COMPANY, Sumitomo Mitsui Card Company, Limited started offering the life insurance product "V-Point Accumulating Insurance" and worked on expanding services offered through "Olive". In addition, Sumitomo Mitsui Banking Corporation developed "STORE," a store exclusively for individual customers to provide specialized consultations related to "Olive," wealth management and other issues.

In the wealth management business, to meet the diverse needs of individual customers, Sumitomo Mitsui Banking Corporation, SMBC Nikko Securities Inc., and SMBC Trust Bank Ltd. expanded client assets and enhanced profitability by strengthening their collaboration and providing services on a group-wide basis.

II. Wholesale Business Unit

The Wholesale Business Unit engages in business mainly aimed at corporate clients in Japan.

First, with regard to virtually interest-free and unsecured loans, which support customers whose cash flow were adversely affected by COVID-19, the Wholesale Business Unit worked thoroughly and carefully to support customers, including flexible responses to changes in term of the loans as full-scale repayment commenced.

The Group also promoted to propose solutions to the various business challenges of customers. For customers at turning points in their business, the Group collectively provided solutions including revitalization finance and equity investments. In addition, to foster the creation of unlisted companies in Japan with a market capitalization exceeding 100 billion yen (known as the "Unicorn Companies"), Sumitomo Mitsui Banking Corporation in collaboration with Global Brain Corporation and SMBC Venture Capital Management Co., Ltd. established a growth fund and provided support for startup companies. Furthermore, to assist DX (digital transformation) efforts of customers, Sumitomo Mitsui Banking Corporation and Sumitomo Mitsui Card Company, Limited launched the web payment service "iB-tle," which enables centralized management of business-to-business settlements, while Sumitomo Mitsui Banking Corporation began offering new services to improve the efficiency of bank account management and payments for condominium management associations in collaboration with NTT Data NJK Corporation.

III. Global Business Unit

The Global Business Unit engages in business aimed at Japanese and non-Japanese corporate clients and financial institutions operating business overseas, and foreign corporate clients operating inside Japan.

In the CIB business, in order to further develop the collaboration with Jefferies Group LLC, a U.S. general securities firm, the Group strengthened its strategic capital and business alliance and expanded the businesses and regions covered by the collaboration. In our "Multi-franchise Strategy" with the objective of "establishing a second and third franchise in Asia," the Global Business Unit expanded its business base in Asia by making SMFG India Credit Company Limited, a leading non-bank in India, a wholly-owned subsidiary, and making PT Oto Multiartha and PT Summit Oto Finance subsidiaries to capture the growth in the Indonesian automobile and motorcycle sales finance market. In addition, to build a platform for the U.S. retail business and sustain growth in the U.S. operations, SMBC MANUBANK, located in Los Angeles, launched "Jenius Bank," a digital-based retail banking business, which began offering personal loans and savings accounts to U.S. residents.

IV. Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 5) that comprehensively manage the liquidity risk and interest rate risk, and provides customers with services through marketable financial products such as foreign exchange, derivatives, bonds, and stocks.

While interest rate hikes ceased in the U.S. and Europe, Japan steered towards the normalization of monetary policy, and interest rates and stock prices in advanced economies are significantly fluctuated due to market participants' speculations. Even under such market conditions, the Global Markets Business Unit secured profits through its equity and bond portfolios management which steadily captured investment opportunities and appropriately controlled risks. In Sales & Trading operations, in order to meet the diverse needs of corporate and institutional customers, the Global Markets Business Unit worked to strengthen its global-basis collaboration and further enhanced its ability to make proposals tailored to customers' needs. Furthermore, with regard to foreign currency funding, in order to continuously support customers' overseas businesses, the Global Markets Business Unit diversified their funding methods and expanded its investor base while proactively responding to changes in the funding environment, thus carried out balanced operations between maintaining stability and improving efficiency.

(Note 5)"Asset Liability Management," a risk management method that optimizes future asset and liability balance and seeks to maximize revenue.

In addition to the efforts of each business unit, in order to become an "asset management solution provider" that offers optimal plans tailored to meet the diversifying needs of customers regarding asset management and contribute to promoting Japan as a leading asset management center, Nikko Global Wrap Ltd. was made into a wholly-owned subsidiary, which plays a key role in providing solutions on a group-wide basis. Furthermore, Sumitomo Mitsui DS Asset Management Company, Limited strengthened its asset management business by beginning full-scale operation of the new fund "SMDAM Global Macro Absolute Return Fund," utilizing the comprehensive management capabilities of the Group.

(3) Rebuild Corporate Infrastructure: Quality builds Trust

The Group has worked to further strengthen its management base to earn the trust of diverse stakeholders.

In the previous year, following the incident that resulted in the Company, SMBC Nikko Securities Inc. and Sumitomo Mitsui Banking Corporation being issued Administrative Disposition, the Company, SMBC Nikko Securities Inc. and Sumitomo Mitsui Banking Corporation formulated an improvement plan. In the current year, the Group steadily implemented measures based on the improvement plan, and made progress on validation of each measure by internal audits and external attorneys. In addition, to further penetrate and instill a sound organizational culture, the Group enhanced training programs for executive officers and employees and promoted various initiatives such as distributing messages from the Group CEO at the annual policy meeting.

In addition, to continuously strengthen the internal control of the Group, the Group advanced the compliance and risk management framework across the Group and global basis and made efforts to strengthen the monitoring to detect early signs of significant risk events, thereby establishing a system to respond flexibly to changes in the environment.

Furthermore, the Group worked to strengthen its corporate infrastructure to support business expansion and the advancement of its business model by focusing on advancing human capital management by setting up human resources portfolio management in line with our business strategy and supporting independent and diverse career development for employees, and expanding its system infrastructure using advanced technologies, including the introduction of the AI assistant tool SMBC-GAI (Note 6).

(Note 6)"Generative artificial intelligence," technology that interprets the intention of a text and generates natural language sentences. It is capable of advanced text processing by training on large amounts of textual data.

As a result of these initiatives, the Group recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 1,466.1 billion yen and 962.9 billion yen, respectively, in fiscal 2023.

Issues to be Addressed

The current situation is undergoing various changes, such as the termination of the negative interest rate policy in Japan, the actualization of geopolitical risks, and transformations in life due to the spread of digital technologies including generative AI. The Group, in response to these changes and based on the three core policies described above in the Medium-Term Management Plan, aims to achieve "Growth with Quality" by further advancing past initiatives through leveraging the collective strengths of the Group, while further paying attention to the trends of its customers and in society.

(1) Create Social Value: Contribute to "Fulfilled Growth"

The Group will contribute to realizing "Fulfilled Growth" where people feel fulfilled as economic growth accompanies the resolution of social issues. Centered on Sustainability Division for Fulfilled Growth, which was newly established to enhance the capability of execution towards creation of social value, the Group will establish frameworks that enable each and every employee to actively participate and contribute to resolving issues faced by customers, local communities, and industries. In addition, the Group will intensify group-wide basis efforts to address the aforementioned five issues which was designated as priority issues for the Group, focusing on strengthening businesses for resolution, creating new businesses, and initiatives to reduce risks through enhancing the management system against environmental and social risks.

(2) Pursue Economic Value: Transformation & Growth

By focusing on capital efficiency, engaging in the dynamic reallocation of business resources and carrying out its respective initiatives in a speedy manner, the Group aims to exponentially strengthen profitability. The Group will engage in "continuous reform of business model" which reflects major changes in the environment and efforts to "establish franchises in key strategic areas" while steadily realizing the benefits of existing growth investments and initiatives. Through the efforts, the Group will transform its business portfolio and realize steady growth in profitability that is accompanied by enhanced capital efficiency.

Furthermore, the Group shall carry out initiatives focusing on the tireless pursuit of synergies through further alignment among the Group, risk taking at opportune times, the pursuit of new challenges, and innovation.

Specifically, in domestic business, the Group will implement business reforms taking into consideration the potential for future yen interest rate hikes. In the business for individual customers, the Group aims to acquire customer bases and deposits in an effective manner while maintaining the competitive advantages of its products and branch structure through promotion of "Olive" and the development of "STORE" by Sumitomo Mitsui Banking Corporation. In the business for corporate customers, the Group will also rebuild an efficient business model and improve profitability by revising the structure for Wholesale business through digitization and enhancing payment business. In addition, the Group will enhance its capital efficiency by not relying solely on the support of finance for the customers, but by also enhancing the Group's fee-based business. In overseas business, the Group will enhance its capital efficiency through a review of the business portfolio and a dynamically shift of management resources, further expand our U.S. operations based on collaboration with Jefferies Group LLC, and strive to realize robust growth that will drive the growth of the Group by steadily advancing collaboration with the investees through its "Multi-franchise Strategy" in Asia.

(3) Rebuild Corporate Infrastructure: Quality builds Trust

The Group will engage in tireless efforts to rebuild its corporate infrastructure in order to win the trust of customers and other stakeholders which forms the basis of its various activities.

First, based on the Administrative Disposition issued to the Group, the Group will continue efforts for the further fostering and instilling of a sound corporate culture and the enhancement of governance and compliance capabilities, while continuing to strengthen its internal control through IT investments and personnel deployment on a both the Group and global basis.

In addition, in order to expand and upgrade our business model even in an uncertain environment, the Group will establish a personnel system to secure and develop diverse and talented human resources, and promote investment in human capital and enhancement of human resource management. Furthermore, to promote the digitalization necessary for enhancing the Group's competitiveness and strengthening governance, the Group strengthen its management foundation by enhancing its corporate infrastructure through unprecedentedly large and aggressive IT investments.

The Group aims to respond to shareholder expectations by showing steady results regarding the initiatives described above. The Group looks forward to the continued understanding and support of its shareholders.

(2)   Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a. Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: millions of yen

	FY2020 (Fiscal year ended March 31, 2021)	FY2021 (Fiscal year ended March 31, 2022)	FY2022 (Fiscal year ended March 31, 2023)	FY2023 (Fiscal year ended March 31, 2024)
Ordinary income	3,902,307	4,111,127	6,142,155	9,353,590
Ordinary profit	711,018	1,040,621	1,160,930	1,466,128
Profit attributable to owners of parent	512,812	706,631	805,842	962,946
Comprehensive income	1,465,014	561,887	1,031,712	2,629,723
Net assets	11,899,046	12,197,331	12,791,106	14,799,967
Total assets	242,584,308	257,704,625	270,428,564	295,236,701

(Notes) 1. Amounts less than one million yen have been rounded down.
2. The Company has 175 consolidated subsidiaries and 317 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2024.

b. Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: millions of yen

	FY2020 (Fiscal year ended March 31, 2021)	FY2021 (Fiscal year ended March 31, 2022)	FY2022 (Fiscal year ended March 31, 2023)	FY2023 (Fiscal year ended March 31, 2024)
Operating income	483,459	616,052	701,653	936,815
Dividends received	304,866	422,366	453,801	580,175
Dividends received from banking subsidiaries	272,952	376,756	437,849	542,929
Dividends received from other subsidiaries	23,440	37,611	7,708	21,100
Net income	281,966	395,167	400,380	545,114
Earnings per share	(yen) 205.78	(yen) 288.29	(yen) 293.37	(yen) 410.16
Total assets	15,025,382	16,253,088	17,046,916	19,745,893
Investments in banking subsidiaries	4,613,790	4,613,790	4,613,790	4,613,790
Investments in other subsidiaries	1,533,207	1,764,090	1,756,890	2,131,647

(Notes)   Amounts less than one million yen have been rounded down.

(3) Capital Investment of the Group

a. Total Amount of Capital Investment

Unit: millions of yen

Company name	Reportable segment	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	5,848
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	202,388
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit Global Business Unit Head Office Account	5,942
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	43,503
Sumitomo Mitsui Card Company, Limited	Wholesale Business Unit Retail Business Unit	37,992
SMBC Finance Service Co., Ltd.	Wholesale Business Unit Retail Business Unit	7,462
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	9,764
The Japan Research Institute, Limited	Head Office Account	13,327
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	2,010
Others	-	38,486
Total		366,727

(Notes) 1. Amounts less than one million yen have been rounded down.

2. The businesses handled by each business unit are the following.

    Wholesale Business Unit: Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers

    Retail Business Unit: Businesses mainly dealing with domestic individual customers

    Global Business Unit: Businesses dealing with international (including Japanese) corporate customers in overseas countries

    Global Markets Business Unit: Businesses dealing with financial markets

    Head Office account: Businesses other than those above

3. On April 1, 2024, Sumitomo Mitsui Card Company, Limited and SMBC Finance Service Co., Ltd. merged, with Sumitomo Mitsui Card Company, Limited as the surviving company.

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

Company name	Reportable segment	Description	Amount
Sumitomo Mitsui Banking Corporation	Wholesale Banking Unit Retail Banking Unit Global Banking Unit Global Markets and Treasury Unit Head Office Account	Branch facilities, etc.	21,932
		Software	109,830

(Notes) 1. Amounts less than one million yen have been rounded down.
2. The businesses handled by each business unit are the following.

Wholesale Banking Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Banking Unit:	Businesses mainly dealing with domestic individual customers
Global Banking Unit:	Businesses dealing with international (including Japanese) corporate customers in overseas countries
Global Markets and Treasury Unit:	Businesses dealing with financial markets
Head Office account:	Businesses other than those above

(4) Parent Company and Principal Subsidiaries, etc.

a. Parent Company
   Not applicable.

b. Principal Subsidiaries, etc.

Company name	Location	Main business	Capital (millions of yen)	Percentage of the Company's voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	1,770,996	100.00	-
SMBC Trust Bank Ltd.	Chiyoda-ku, Tokyo	Commercial banking and trust services	87,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	15,000	50.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	135,000	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	34,000	100.00	-
SMBC Finance Service Co., Ltd.	Naka-ku, Nagoya	Credit card, Installment, and Transaction business	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Koto-ku, Tokyo	Consumer lending	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	Economic research, management consulting, system development, and data processing	10,000	100.00	-
Sumitomo Mitsui DS Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory and investment trust management	2,000	50.12	-
SMBC Bank International plc	London, U.K.	Commercial banking	484,265 [USD 3.2 billion]	100.00 (100.00)	-
SMBC Bank EU AG	Frankfurt, Germany	Commercial banking	832,524 [EUR 5.1 billion]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People's Republic of China	Commercial banking	208,400 [RMB 10.0 billion]	100.00 (100.00)	-
PT Bank BTPN Tbk	Jakarta, Republic of Indonesia	Commercial banking	2,022 [IDR 212.9 billion]	91.04 (91.04)	-
SMBC Americas Holdings, Inc.	Wilmington, Delaware, U.S.A.	Bank Holding Company	0 [USD 2,775]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	187,720	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	13,636	26.16	-

(Notes)　1.　The capital has been rounded down to the nearest unit and the percentage of the Company's voting rights in subsidiaries has been rounded down to the nearest second decimal place.
　　　　　2.　The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
　　　　　3.　Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.

4. On April 1, 2024, Sumitomo Mitsui Card Company, Limited and SMBC Finance Service Co., Ltd. merged, with Sumitomo Mitsui Card Company, Limited as the surviving company.
5. On April 1, 2024, the Company sold the stocks of The Japan Research Institute to JRI Holdings, Limited, a holding company newly established by the Company. Accordingly, The Japan Research Institute, Limited became a wholly-owned subsidiary of JRI Holdings, Limited.

(5) Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company	
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,707,650	-	-

(Note)　Amounts less than one million yen have been rounded down.

(6) Material Matters regarding Business Transfer, etc.

Date of Business Transfer, etc.	Status of Business Transfer, etc.
December 14, 2023	On December 14, 2023, SMBC Americas Holdings, Inc. sold all equity interests in SMBC Rail Services LLC to ITE Management LP.

2. Matters regarding Directors and Corporate Executive Officers

(1) Directors and Corporate Executive Officers

a. Directors

(As of March 31, 2024)

Name	Positions and responsibilities	Significant concurrent positions	Other
Takeshi Kunibe	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee	Director of KOMATSU LTD. Director of TAISHO PHARMACEUTICAL HOLDINGS Co., LTD. Director of Nankai Electric Railway Co., Ltd.	-
Akihiro Fukutome	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Teiko Kudo*	Director	Director of Sumitomo Mitsui Banking Corporation	-
Fumihiko Ito*	Director Member of the Risk Committee	Director of Sumitomo Mitsui Banking Corporation	-
Toshihiro Isshiki	Director Member of the Audit Committee	Director of Sumitomo Mitsui Banking Corporation	-
Yoshiyuki Gono	Director Member of the Audit Committee	-	-
Yasuyuki Kawasaki	Director	Chairman of the Board (Representative Director) of SMBC Nikko Securities Inc.	-
Masayuki Matsumoto	Director (outside) Member of the Nominating Committee Member of the Audit Committee (Chairman)	Special Advisor of Central Japan Railway Company	-
Shozo Yamazaki	Director (outside) Member of the Audit Committee Member of the Risk Committee (Chairman)	Certified Public Accountant	Having considerable expertise in finance and accounting.
Yoshinobu Tsutsui	Director (outside) Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Chairman of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below.	-
Katsuyoshi Shinbo	Director (outside) Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attorney at Law Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below.	-

Name	Positions and responsibilities	Significant concurrent positions	Other
Eriko Sakurai	Director (outside) Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee (Chairman)	Status of concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below.	-
Charles D. Lake II	Director (outside) Member of the Nominating Committee Member of the Risk Committee	Director, President of Aflac International, Inc. Chairman and Representative Director, of Aflac Life Insurance Japan Ltd.	-
Jenifer Rogers	Director (outside) Member of the Compensation Committee Member of the Sustainability Committee	General Counsel Asia of Asurion Japan Holdings G.K. Status of other concurrent positions is as described in "Concurrent Positions and Other Details on Outside Directors" below.	-

(Notes) 1. Directors Messrs. and Mses. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II and Jenifer Rogers were Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

2. To ensure audit effectiveness, the Company elected two non-executive Directors Messrs. Toshihiro Isshiki and Yoshiyuki Gono as full-time members of the Audit Committee.

3. Directors with an asterisk (*) concurrently served as Corporate Executive Officers.

4. The Company designated Directors Messrs. and Mses. Masayuki Matsumoto, Shozo Yamazaki, Yoshinobu Tsutsui, Katsuyoshi Shinbo, Eriko Sakurai, Charles D. Lake II and Jenifer Rogers as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

5. Among the Directors who had been incumbent on or after the day following the close of the previous Ordinary General Meeting of Shareholders, Mr. Jun Ohta passed away and stepped down. His positions, responsibilities and significant concurrent positions represent those at the time of retirement. He concurrently served as a Corporate Executive Officer at the time.

Name	Positions and responsibilities	Significant concurrent positions	Reason for retirement
Jun Ohta	Director Member of the Compensation Committee Member of the Sustainability Committee	-	Passed away on November 25, 2023

6. Changes in significant concurrent positions as of April 1, 2024:

Director	Akihiro Fukutome	Chairperson of Japanese Bankers Association
Director	Teiko Kudo	Director of Sumitomo Mitsui Banking Corporation (Representative Director)
Director	Yasuyuki Kawasaki	Advisor of SMBC Nikko Securities Inc.

Directors who resigned during fiscal 2023

Name	Positions and responsibilities	Significant concurrent positions	Other
Toru Nakashima	Director Member of the Risk Committee	Director of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2023

(Note) His positions, responsibilities and significant concurrent positions represent those at the time of resignation. He concurrently served as a Corporate Executive Officer at the time.

b. Corporate Executive Officers

Name	Positions and responsibilities	Significant concurrent positions	Other
Toru Nakashima	President (Representative Corporate Executive Officer) Group CEO	-	-
Tetsuro Imaeda	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Global Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Masamichi Koike	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Muneo Kanamaru	Senior Managing Corporate Executive Officer Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation	-
Teiko Kudo*	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Risk Management Information Dept., Risk Management Dept., Americas Division, and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Takashi Yamashita	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Jun Uchikawa	Senior Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., System Security Planning Dept., Data Management Dept., and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Yoshihiro Hyakutome	Senior Managing Corporate Executive Officer Group CCO Responsible for Compliance Dept. and Anti Money Laundering & Financial Crime Prevention Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Takeshi Mikami	Senior Managing Corporate Executive Officer Group CAE Responsible for Internal Audit Dept.	-	-
Keiichiro Nakamura	Senior Managing Corporate Executive Officer Co-Head of Global Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-

Name	Positions and responsibilities	Significant concurrent positions	Other
Akio Isowa	Senior Managing Corporate Executive Officer Group CDIO Responsible for Digital Solution Division and Digital Strategy Dept., Head of Digital Solution Division	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Fumihiko Ito*	Senior Managing Corporate Executive Officer Group CFO and Group CSO Responsible for Public Relations Dept., Corporate Planning Dept., Business Development Dept., Sustainability Development Dept., Corporate Sustainability Dept., Financial Accounting Dept., and Accounting Service & Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Takashi Kobayashi	Senior Managing Corporate Executive Officer Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept., and Administrative Services Dept.	Director of Sumitomo Mitsui Banking Corporation	-

(Notes) 1. Corporate Executive Officers with an asterisk (*) concurrently served as Directors.
2. CEO: Chief Executive Officer
   CRO: Chief Risk Officer
   CIO: Chief Information Officer
   CCO: Chief Compliance Officer
   CAE: Chief Audit Executive
   CDIO: Chief Digital Innovation Officer
   CFO: Chief Financial Officer
   CSO: Chief Strategy Officer
   CHRO: Chief Human Resources Officer
3. Among the Corporate Executive Officers who had been incumbent on or after the day following the close of the previous Ordinary General Meeting of Shareholders, Mr. Jun Ohta   passed away and stepped down. His positions, responsibilities and significant concurrent positions represent those at the time of retirement. He concurrently served as a Director at the time.

Name	Positions and responsibilities	Significant concurrent positions	Reason for retirement
Jun Ohta	President (Representative Corporate Executive Officer) Group CEO	-	Passed away on November 25, 2023

4. Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2024:

Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)	Tetsuro Imaeda	Resigned from Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Deputy President of Sumitomo Mitsui Banking Corporation
Senior Managing Corporate Executive Officer	Masamichi Koike	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Deputy President of Sumitomo Mitsui Banking Corporation
Senior Managing Corporate Executive Officer	Muneo Kanamaru	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Director of Sumitomo Mitsui Banking Corporation (Representative Director)

Senior Managing Corporate Executive Officer	Teiko Kudo	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Discharged from Group CRO No longer responsible for Corporate Risk Management Dept., Risk Management Information Dept., Risk Management Dept., Americas Division, and Credit & Investment Planning Dept. Group CCO Responsible for Compliance Dept. and Anti Money Laundering & Financial Crime Prevention Dept. Director of Sumitomo Mitsui Banking Corporation (Representative Director)
Senior Managing Corporate Executive Officer	Jun Uchikawa	Group CIO Responsible for IT Planning Dept., Cybersecurity Management Dept., (On April 1, System Security Planning Dept. was renamed) Data Management Dept., and Operations Planning Dept.
Senior Managing Corporate Executive Officer	Yoshihiro Hyakutome	Discharged from Group CCO No longer responsible for Compliance Dept. and Anti Money Laundering & Financial Crime Prevention Dept. Co-Head of Global Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
Senior Managing Corporate Executive Officer	Akio Isowa	Discharged from Head of Digital Solution Division Group CDIO Responsible for Digital Solution Division, Transaction Business Division, and Digital Strategy Dept.
Senior Managing Corporate Executive Officer	Fumihiko Ito	Group CFO and Group CSO Responsible for Sustainability Division for Fulfilled Growth, Public Relations Dept., Corporate Planning Dept., Business Development Dept., Sustainability Planning Dept., Sustainability Development Dept., Financial Accounting Dept., and Accounting Service & Planning Dept.

5. Assumption of Corporate Executive Officers as of April 1, 2024:

	Natsuhiro Samejima	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept., Risk Management Information Dept., Risk Management Dept., Americas Division, and Credit & Investment Planning Dept. Director of Sumitomo Mitsui Banking Corporation

Corporate Executive Officers who resigned during fiscal 2023

Name	Positions and responsibilities	Significant concurrent positions	Other
Masahiko Oshima	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2023
Toshikazu Yaku	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept., and Administrative Services Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2023
Katsunori Tanizaki	Senior Managing Corporate Executive Officer Group CDIO Responsible for Digital Solution Division and Digital Strategy Dept.	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation Representative Director, President and CEO of The Japan Research Institute, Limited	Resigned on April 1, 2023
Akihiro Fukutome	Senior Managing Corporate Executive Officer Co-Head of Global Business Unit	Director of Sumitomo Mitsui Banking Corporation	Resigned on April 1, 2023

(Note)   Positions and responsibilities and significant concurrent positions represent as of the date of resignation.

(2) Compensation, etc. for Directors and Corporate Executive Officers

Unit: millions of yen

Classification	Persons paid	Compensation, etc.	Monetary compensation			Non-monetary compensation
			Non-performance-linked	Performance-linked		Non-performance-linked
			Base salary	Cash bonus	Stock Compensation Plan I/II	Stock Compensation Plan III
Directors	16	470	348	33	88	-
Corporate Executive Officers	14	927	430	171	320	5
Total	30	1,398	779	205	408	5

(Notes)　1. Amounts less than one million yen have been rounded down.
　　　　　2. Corporate Executive Officers do not receive an employee salary nor do they receive consideration for the performance of other duties.
　　　　　3. Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
　　　　　4. "Cash bonus (Monetary compensation)" and "Stock Compensation Plan II" are paid for as annual performance-linked compensation.
　　　　　　 "Stock Compensation Plan I" is paid for as medium-term performance-linked compensation.
　　　　　5. "Stock Compensation Plan I," "Stock Compensation Plan II" and "Stock Compensation Plan III" represent the amount of compensation in the form of shares of the Company's restricted stock corresponding to fiscal 2023.
　　　　　6. The above-written amounts include "Compensation, etc. for Outside Directors" as mentioned below.

Policy for individual remuneration for directors, corporate executive officers and executive officers

　　　The Company hereby establishes the Executive Compensation Policy (the "Policy") in order to provide guiding principles for its Compensation Committee to determine individual remuneration for its directors, corporate executive officers and executive officers (the "Executives").
　　　The Policy's aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue the Mission and Vision of the Group.

1.　Core Principles
　　Our executive compensation shall be determined in accordance with the core principles below:
1)　The Group's executive compensation aims at providing appropriate incentives toward the realization of the Mission and Vision of the Group.
2)　The Group's executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the Group, and shall account for the contribution to shareholder value, customer satisfaction and a sustainable society.
3)　Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of each Executive.
4)　The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5)　The Company's executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6)　Both external and internal regulations/guidelines on executive compensation shall be observed and respected.
7)　The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2. Compensation Programme
1) The Company's executive compensation programme (the "Programme") shall have three components: base salary, cash bonus, and stock compensation.
   However, compensation of outside directors and Audit Committee members is composed of base salary only, in light of their role to oversee the execution of duties of executive officers, etc.

2) In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the Group, the Programme targets the variable compensation component of total remuneration at 40% to 60% in accordance with the corporate titles of each Executive, if paid at standard levels. Corresponding with the performance of the Group, the degree of contribution to realization of a sustainable society, and the performance of each Executive, the variable component could range from 0% to 150% of the standard levels, which shall be determined by corporate titles of the Executives.

3) In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% to 45% of total remuneration, in accordance with the corporate titles of each Executive, if paid at standard levels.

4) The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.

5) Base salary shall be periodically paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.

6) Annual incentives shall be determined based on the performance of the previous fiscal year of the Group, the degree of contribution to the realization of a sustainable society, as well as on the performance of each Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be, in principle, paid as a cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).
   (1) Weight by each target index is as follows:

Target index		Weight
SMFG Net business profit[*1]	Annual growth/Target achievement	50%
SMFG Net income[*2]	Annual growth/Target achievement	50%

*1 The Company's consolidated net business profit
*2 The Company's consolidated profit attributable to owners of parent
If the Compensation Committee recognizes any element other than the above-mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus.

(2) The degree of contribution to realization of a sustainable society shall be reflected as an adjustment to the score determined in (1) by a maximum of 10%, plus or minus, based on the single-year achievement of KPIs and results of major ESG ratings.

7) Stock compensation plans consist of Stock Compensation Plan I (the "Plan I"), under which the remuneration of the Executives shall be determined based on the Group's medium-term performance, etc., Stock Compensation Plan II (the "Plan II"), determined based on the Group's annual performance, etc. and Stock Compensation Plan III (the "Plan III"), determined based on corporate titles, etc.
   (1) Under the stock compensation plans, the Executives shall receive remuneration via shares of the Company's common stock. The transfer of such stock shall be restricted for appropriately defined periods.
   (2) Remuneration under Plan I shall be determined based on the Group's performance against the Medium-Term Management Plan, performance of the Company's shares, the achievement of KPIs related to creation of social values, etc. after the term of the Group's Medium-Term Management Plan ends. 70% of the evaluation index is determined based on financial index (Medium-Term Management Plan target), 15% is determined based on share index, and 15% is determined based on non-financial index.

Weight by each evaluation index is as follows:

Evaluation index[1, 2]		Weight
Financial index	ROCET1[3]	20%
	Base expense[4]	20%
	Gross profit[5]	15%
	Net income[6]	15%
Share index	TSR (Total shareholder return)[7]	15%
Non-financial index	Create social value[8]	15%

[1] (Adjustment evaluation) The Compensation Committee determines the score of maximum 5% plus or minus such figure taking into account comprehensively two items, which are "Initiatives in new business areas" and "Compliance, customer-oriented initiatives, and risk management."

[2] (Knock-out provision) In case "CET1 ratio (Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities)" falls below a designated level at the end of each fiscal year, "Stock Compensation Plan I" for the respective fiscal year becomes null and void.

[3] Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities

[4] General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others

[5] The Company's consolidated gross profit

[6] The Company's consolidated profit attributable to owners of parent

[7] The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan.

[8] (Create social value) The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").

(3) Remunerations under Plan II shall be determined based on the performance of the previous fiscal year of the Group, the degree of contribution to the realization of a sustainable society, as well as on the performance of each Executive reviewed both from short-term and medium-/long-term perspectives. Remuneration paid by restricted shares shall effectively act as deferred compensation.

(4) Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.

8) In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.

9) Notwithstanding the above, if the Compensation Committee determines that it is not appropriate to apply the above matters due to the role of an Executive in each Group company or other reasonable circumstances, or if the Compensation Committee determines that it is not appropriate to apply the above matters to an Executive domiciled outside Japan, compensation shall be individually designed and determined not only in accordance with the above Core Principles, but also with consideration to local regulations, guidelines, and other local market practices, whilst ensuring the compensation should not incentivize for excessive risk-taking.

3. Governance and Control of the Compensation Processes

1) The Company, as a Company with Three Committees, has established a Compensation Committee to resolve the following:
   - ✓ The Policy, the Programme and relevant regulations.
   - ✓ Individual remunerations for the Company's directors and corporate executive officers.

2) In addition to the above, Compensation Committee shall review and discuss the below:
   - ✓ The individual remuneration for the Company's other executive officers.
   - ✓ Executive compensation programmes/practices of the group companies.

4. Amendments to and Abolition of the Policy

Amendments to and abolition of the Policy shall be resolved at the Compensation Committee.

The Policy was revised by resolution of the Compensation Committee held on March 26, 2024.

As described in "2. Compensation Programme, 2) and 3)," the Company changed the ratios of the variable compensation component and the stock-based compensation components of total remuneration. Also, as described in "2. Compensation Programme, 6), (1)," the Company changed evaluation indexes and weight used to determine annual bonuses. Individual remuneration for the Executives for fiscal 2023 would be paid in accordance with the policy before the revision.

(Reference 1) The Company's Executive Compensation Programme (before Revision)



: Monetary compensation
: Stock compensation
: Variable compensation
Compensation Components
Payment Standards (Range of Variation) and Target Indices
Payment Method
Base Salary
Fixed compensation
・Cash
Bonus (Monetary compensation)
Compensation determined based on SMFG's annual performance (0%-150%)*2
Standard levels x annual performance of SMFG and SMBC, progress of initiatives towards the realization of sustainability, performance of the executive
Target Index*3
Weight
ESG evaluation
Weight
SMBC Banking profit*4
Annual growth/ Target achievement
50%
SMBC Net income (pre-tax)*5
Annual growth/ Target achievement
25%
SMFG Net income*6
Annual growth/ Target achievement
25%
Progress of KPIs*7
Performances of ESG ratings
±10%
Bonus (Stock Compensation Plan II)
・Cash : 70%
・Restricted stock : 30%
Portion of stock-based compensation:25%
Portion of variable compensation:40%*1
Stock Compensation Plan I
Compensation determined based on SMFG's medium-term performance, etc. (0%-150%)*8
Standard levels x SMFG's medium-term performance, etc.
Evaluation Index
Weight
Financial index
ROCET1*9
20%
Base expense*10
20%
Gross profit*11
15%
Net income*6
15%
Share index
TSR (Total shareholder return)*12
15%
Non-financial index
Create social value*13
15%
Adjustment evaluation
Initiatives in new business areas, compliance, customer-oriented initiatives, and risk management
±5%
In the case that the CET1 ratio falls below a designated level at the end of each fiscal year, Stock Compensation Plan I for the respective fiscal year becomes null and void (knock-out provision).
・Restricted stock
Stock Compensation Plan III
(Promotion reward plan)
・Restricted stock
■ Foster a prudent risk culture expected of a financial institution
Stock Compensation Plan I, Stock Compensation Plan II, Stock Compensation Plan III are applicable to malus and claw-back provisions

*1 Variable compensation capped at a maximum of 100% of total base salary

*2 Compensation amounts for each fiscal year determined by the Compensation Committee

*3 If the Compensation Committee recognizes any element other than the above-mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus.

*4 Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation

*5 Income before income taxes at Sumitomo Mitsui Banking Corporation
*6 The Company's consolidated profit attributable to owners of parent
*7 Performances of annual progress of KPIs in the "SMBC Group GREEN×GLOBE 2030," such as the reduction of greenhouse gas emissions
*8 Compensation amounts determined by the Compensation Committee at the conclusion of the Medium-Term Management Plan
*9 Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*10 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others
*11 The Company's consolidated gross profit
*12 The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan
*13 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").

(Reference 2) The Company's Executive Compensation Programme (after Revision)


: Monetary compensation
: Stock compensation
: Variable compensation
Compensation Components
Payment Standards (Range of Variation) and Target Indices
Payment Method
Base Salary
Fixed compensation
・Cash
Bonus (Monetary compensation)
Compensation determined based on SMFG's annual performance (0%-150%)*1
Standard levels x SMFG, progress of initiatives towards the realization of sustainability, performance of the executive
Bonus (Stock Compensation Plan II)
Target Index*2
Weight
ESG evaluation
Weight
SMFG Net business profit*3
Annual growth/ Target achievement
50%
SMFG Net income*4
Annual growth/ Target achievement
50%
Progress of KPIs*5
Performances of ESG ratings
±10%
・Cash : 70%
・Restricted stock : 30%
Stock Compensation Plan I
Compensation determined based on SMFG's medium-term performance, etc. (0%-150%)*6
Standard levels x SMFG's medium-term performance, etc.
Evaluation Index
Weight
Financial index
ROCET1*7
20%
Base expense*8
20%
Gross profit*9
15%
Net income*4
15%
Share index
TSR (Total shareholder return)*10
15%
Non-financial index
Create social value*11
15%
Adjustment evaluation
Initiatives in new business areas, compliance, customer-oriented initiatives, and risk management
±5%
In the case that the CET1 ratio falls below a designated level at the end of each fiscal year, Stock Compensation Plan I for the respective fiscal year becomes null and void (knock-out provision).
・Restricted stock
Stock Compensation Plan III
(Promotion reward plan)
・Restricted stock
Portion of stock-based compensation:25~45%
Portion of variable compensation:40~60%
■ Foster a prudent risk culture expected of a financial institution
Stock Compensation Plan I, Stock Compensation Plan II, Stock Compensation Plan III are applicable to malus and claw-back provisions

*1 Compensation amounts for each fiscal year determined by the Compensation Committee
*2 If the Compensation Committee recognizes any element other than the above-mentioned target indexes which should be taken into consideration, the Compensation Committee will, if appropriate, judge the circumstances comprehensively and may adjust the compensation to be paid to the employee by a maximum of 5%, plus or minus
*3 The Company's consolidated net business profit.
*4 The Company's consolidated profit attributable to owners of parent
*5 Performances of annual progress of KPIs in the "SMBC Group GREEN×GLOBE 2030," such as the reduction of greenhouse gas emissions
*6 Compensation amounts determined by the Compensation Committee at the conclusion of the Medium-Term Management Plan
*7 Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*8 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others
*9 The Company's consolidated gross profit
*10 The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan
*11 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").

Reason of the selection of target index used for calculating performance-linked compensation and the actual performance

1. Annual performance-linked compensation
1) Reason of the selection

The Company shall pay annual performance-linked compensation in the form of "Cash bonus (Monetary compensation)" and "Stock Compensation Plan II."

The Company adopts as target indexes, "SMFG net income" which indicates the bottom line business results, "SMBC Banking profit" and "SMBC Net income (Pre-Tax)" which indicate earnings level of main subsidiaries, with a view to enhancing the linkage between corporate performance and Executives' compensation, and ensuring adequacy of its function as performance incentive. In addition, the Company adopts the annual "progress of KPIs" and "performances of external ESG ratings" as ESG evaluation, with a view to reflecting the degree of contribution towards the realization of a sustainable society on the compensation.

2) Actual Performance

For fiscal 2023, with respect to "Cash bonus (Monetary compensation)" and "Stock Compensation Plan II," the actual performance of each target index, results of ESG evaluation and performance evaluation coefficient were as follows.

Cash bonus (Monetary compensation)/Stock Compensation Plan II					
Target index		Weight		Actual performance[5]	Performance evaluation coefficient
SMBC banking profit[1]	Annual growth/ Target achievement	50%		57.1%	
SMBC net income (Pre-Tax)[2]	Annual growth/ Target achievement	25%		33.3%	
SMFG net income[3]	Annual growth/ Target achievement	25%	▶	29.6%	124%[6]
ESG evaluation		Weight		Evaluation results	
Progress of KPIs[4]		±10%		+4.0%	
Performances of external ESG ratings					

*1   Adding collaboration incentives between each company in the Group and Sumitomo Mitsui Banking Corporation to the banking profit at Sumitomo Mitsui Banking Corporation
*2   Income before income taxes at Sumitomo Mitsui Banking Corporation
*3   The Company's consolidated profit attributable to owners of parent
*4   Performances of annual progress of KPIs in the "SMBC Group GREEN×GLOBE 2030," such as the reduction of greenhouse gas emissions
*5   Level of performance against each target index multiplied by evaluation weight
*6   The final performance evaluation coefficient was determined by summing the actual performance and the evaluation results and rounding down to the nearest whole number.

The Compensation Committee determined performance evaluation coefficient based on the actual performances of each target index and ESG evaluation for fiscal 2023, which then was multiplied by the sum of the standard bonus amount by corporate titles to determine bonus fund. Based on this bonus fund, the amounts of performance-linked remuneration for individual Executives were determined in accordance with the remuneration determination process set forth in the Policy, considering short-term and medium-/long-term of the individual performance of duties of each Executive.

2. Medium-term performance-linked compensation
1) Reason of the selection

The Company pays medium-term performance-linked compensation in the form of "Stock Compensation Plan I."

In order to hold the Executives accountable and provide them with appropriate incentives for contribution to the medium-term to long-term corporate performance, enhancement of shareholder value and realization of sustainable society, "TSR (Total Shareholder Return)" is adopted as a share performance index and "Creation of social values" is adopted as a non-financial index, in addition to four financial performance indexes of "ROCET1," "Base expense," "Gross profit" and "Net income."

In addition to the above, two adjustment items of evaluation, namely, "Initiatives in new business areas" and "Compliance, customer-oriented initiatives, and risk management" shall be comprehensively assessed at the Compensation Committee, and reflected on the evaluation.

The Compensation Committee shall, following the final year of the period covered under the current Medium-Term Management Plan, determine its evaluation of the aforementioned target index based on the actual performance against the Medium-Term Management Plan as basis for calculating the amount of remuneration.

2) Actual performance

As the actual result of the evaluation index for the medium-term performance-linked compensation will be determined only after the end of the final year of the period covered under the current Medium-Term Management Plan, only the description of each evaluation index and the evaluation weight are described here.

Stock Compensation Plan I					
Evaluation index[*1]		Weight		Actual performance	Evaluation
Financial index	ROCET1[*2]	20%	▶	Evaluation will be finalized after the final year of the period covered under the current Medium-Term Management Plan	
	Base expense[*3]	20%			
	Gross profit[*4]	15%			
	Net income[*5]	15%			
Share index	TSR (Total shareholder return)[*6]	15%			
Non-financial index	Create social value[*7]	15%			
Adjustment evaluation	Initiatives in new business areas Compliance, customer-oriented initiatives, and risk management	±5%			

*1 (Knock-out provision) In case "CET1 ratio (Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities)" falls below a designated level at the end of each fiscal year, "Stock Compensation Plan I" for the respective fiscal year becomes null and void.
*2 Post-Basel III reforms basis, excludes net unrealized gains (losses) on other securities
*3 General and administrative expenses excluding "revenue-linked cost," "prior investment cost" and others
*4 The Company's consolidated gross profit
*5 The Company's consolidated profit attributable to owners of parent
*6 The Compensation Committee determines progress of performance by relative evaluation of TSR during the term of the Group's Medium-Term Management Plan.
*7 The Compensation Committee evaluates the achievement of KPIs related to the environment (FE reduction and amount of sustainability finance executed) and employees (employee engagement and DE&I), as well as the status of efforts to address the five priority issues set forth by the Group ("Environment," "DE&I/Human Rights," "Poverty & Inequality," "Declining Birthrate & Aging Population," and "Japan's Regrowth").

Reason of the decision by the Compensation Committee that individual remuneration, etc. for corporate executive officers and other executives are in line with the Policy

The Company decided at its Compensation Committee "Executive compensation policy" and the executive compensation programme including the compensation programme as prescribed under the Policy, and individual remuneration for corporate executive officers and other executives were decided in accordance with the procedures set out under the Policy. The Compensation Committee decided that individual remuneration for corporate executive officers and other executives was in line with the Policy, based on the results of the third-party surveys on the Executive's compensation, and the multilateral review and examination of various factors such as whether the executive compensation programme was working as an appropriate incentive in view of the business environment surrounding the Group and the corporate performance over short-term, medium-term, and long-term.

(3) Liability Limitation Agreement

Name			Summary of Liability Limitation Agreement
Masayuki Matsumoto	Shozo Yamazaki	Yoshinobu Tsutsui	In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the "Act"), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either 10 million yen or the minimum amount provided for in Article 423, Paragraph 1 of the Act.
Katsuyoshi Shinbo	Eriko Sakurai	Charles D. Lake II	
Jenifer Rogers			

(4) Indemnity Agreement

a. Indemnity agreements with incumbent directors and corporate executive officers

Directors and Corporate Executive Officer's Name			Summary of Indemnity Agreement
Takeshi Kunibe	Akihiro Fukutome	Teiko Kudo	The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with the directors and corporate executive officers stated in the left column, for them to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.
Fumihiko Ito	Toshihiro Isshiki	Yoshiyuki Gono	
Yasuyuki Kawasaki	Masayuki Matsumoto	Shozo Yamazaki	
Yoshinobu Tsutsui	Katsuyoshi Shinbo	Eriko Sakurai	(1) The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as "expenses disbursed to adress alleged violations of the provisions of laws and regulations pertaining to the execution of duties or requests received in relation to pursuing liability," to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from the "compensation for damages caused to a third party in relation to the execution of duties" as provided for in Item 2 of the said Paragraph.
Charles D. Lake II	Jenifer Rogers	Toru Nakashima	
Tetsuro Imaeda	Masamichi Koike	Muneo Kanamaru	
Takashi Yamashita	Jun Uchikawa	Yoshihiro Hyakutome	(2) After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.
Takeshi Mikami	Keiichiro Nakamura	Akio Isowa	
Takashi Kobayashi			

(Note)   Mr. Jun Ohta passed away and stepped down from Director and Corporate Executive Officer on November 25, 2023.
         The Company had entered into an indemnity agreement with him while he was incumbent.

b. Matters concerning the fulfillment of the indemnity agreement, etc.
   Not applicable.

(5) Matters Concerning Directors and Officers Liability Insurance Contract

Scope of the Insured	Summary of the Directors and Officers Liability Insurance Contract
Directors, Corporate Executive Officers and Executive Officers of the Company	The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. However, this insurance excludes damages incurred by the insured as a result of his or her own criminal conduct, illegal act committed knowingly by the insured, or his or her gaining of benefits or providing others with benefits in an illegal manner, as measures to ensure that the appropriateness of the execution of duties by directors or officers, etc. is not impaired.
Directors, Corporate Auditors and Executive Officers of the following subsidiaries of the Company: Sumitomo Mitsui Banking Corporation, SMBC Trust Bank Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, SMBC Finance Service Co., Ltd. and The Japan Research Institute, Limited	

(Note) SMBC Finance Service Co., Ltd. was merged with Sumitomo Mitsui Card Company, Limited. as the surviving company on April 1, 2024. The scope of the Insured on or after the day was as follows.
Directors, Corporate Executive Officers and Executive Officers of the Company
Directors, Corporate Auditors and Executive Officers of the following subsidiaries of the Company:
Sumitomo Mitsui Banking Corporation,
SMBC Trust Bank Ltd.,
SMBC Nikko Securities Inc.,
Sumitomo Mitsui Card Company, Limited and
The Japan Research Institute, Limited

3. Matters regarding Outside Directors

(1) Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2024)

Name	Concurrent positions and other details
Masayuki Matsumoto	Special Advisor of Central Japan Railway Company
Yoshinobu Tsutsui	Chairman of NIPPON LIFE INSURANCE COMPANY Director of Imperial Hotel, Ltd. (outside) Director of West Japan Railway Company (outside) Director of Panasonic Holdings Corporation (outside)
Katsuyoshi Shinbo	Director of YAKULT HONSHA Co., Ltd. (outside) Corporate Auditor of Mitsui Chemicals, Inc. (outside)
Eriko Sakurai	Director of Astellas Pharma Inc. (outside) Director of Kao Corporation (outside) Director of Nippon Sheet Glass Company, Limited. (outside)
Charles D. Lake II	Director, President of Aflac International, Inc. Chairman and Representative Director of Aflac Life Insurance Japan Ltd.
Jenifer Rogers	General Counsel Asia of Asurion Japan Holdings G.K. Director of Kawasaki Heavy Industries, Ltd. (outside) Director of Seven & i Holdings Co., Ltd. (outside)

(Note) There was no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors of the Company concurrently served.

(2) Major Activities of Outside Directors

Name	Term of office	Attendance of the Board of Directors meeting, etc.		Opinions issued at the Board of Directors meeting, etc.and other activities
Masayuki Matsumoto	6 years and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings	13/13 7/7 15/15	On the basis of his expertise and experience in the areas of corporate management and risk management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Audit Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee.
Shozo Yamazaki	6 years and 9 months	Board of Directors meetings Audit Committee meetings Risk Committee meetings	13/13 15/15 4/4	On the basis of his expertise and experience in the areas of financial accounting and risk management, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Risk Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee.
Yoshinobu Tsutsui	6 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	13/13 7/7 7/7	On the basis of his expertise and experience in the areas of corporate management and financial business, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Nominating Committee as Chairman, while expressing proper suggestions and useful opinions at the Compensation Committee.
Katsuyoshi Shinbo	6 years and 9 months	Board of Directors meetings Audit Committee meetings Compensation Committee meetings	13/13 15/15 7/7	On the basis of his expertise and experience in the legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, and he leads the Compensation Committee as Chairman, while expressing proper suggestions and useful opinions at the Audit Committee.
Eriko Sakurai	8 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings Sustainability Committee meetings	13/13 7/7 7/7 2/2	On the basis of her expertise and experience in the areas of global corporate management and sustainability promotion, she participates in the deliberation at the Board of Directors from an objective standpoint, and she leads the Sustainability Committee as Chairman, while expressing proper suggestions and useful opinions at the Nominating Committee and the Compensation Committee.
Charles D. Lake II	9 months	Board of Directors meetings Nominating Committee meetings Risk Committee meetings	11/11 7/7 4/4	On the basis of his expertise and experience in the areas of global corporate management, financial business, diplomacy, and global legal affairs, he participates in the deliberation at the Board of Directors from an objective standpoint, while expressing proper suggestions and useful opinions at the Nominating Committee and the Risk Committee.
Jenifer Rogers	9 months	Board of Directors meetings Compensation Committee meetings Sustainability Committee meetings	11/11 5/5 2/2	On the basis of her expertise and experience in the areas of global corporate management, financial business, global legal affairs, IT/digital transformation, and sustainability promotion, she participates in the deliberation at the Board of Directors from an objective standpoint, while expressing proper suggestions and useful opinions at the Compensation Committee and the Sustainability Committee.

(Notes) 1. Periods of service of the Directors above of less than one month have been rounded down.
2. Numbers of attendance for Directors Mr. Charles D. Lake II and Ms. Jenifer Rogers represent their attendance at the Board of Directors meetings, etc. held after their appointment as Directors.

(3)   Compensation, etc. for Outside Directors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc. of the Company
Total amount of compensation, etc.	9	139	-

(Notes)   1. Amounts less than one million yen have been rounded down.
            2. No expenses were incurred in connection with the payment of bonuses to Outside Directors.

4. Matters regarding Shares of the Company

(1) Number of Shares

(Number of shares)

Total number of shares authorized to be issued

Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued

Common stock	1,337,529,084

(2) Number of Shareholders as of March 31, 2024

(Number of shareholders)

Common stock	501,688

(3) Major Shareholders

Common Stock

Name of shareholder	Number of shares held and percentage of shares held	
	Number of shares held (100 shares)	Percentage of shares held (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,150,562	16.36
Custody Bank of Japan, Ltd. (Trust Account)	807,916	6.14
STATE STREET BANK WEST CLIENT – TREATY 505234	258,636	1.96
JP Morgan Securities Japan Co., Ltd.	221,109	1.68
NATSCUMCO	201,911	1.53
JP MORGAN CHASE BANK 385781	174,102	1.32
SSBTC CLIENT OMNIBUS ACCOUNT	156,540	1.19
Barclays Securities Japan Limited	155,801	1.18
STATE STREET BANK AND TRUST COMPANY 505223	132,079	1.00
STATE STREET BANK AND TRUST COMPANY 505001	128,622	0.97

(Notes) 1. Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
2. Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

(4)   Shares delivered to Executives

	Number of Executives who received the delivered shares	Type and number of shares	
Directors (excluding Outside Directors) and Corporate Executive Officers	17	Common Stock	66,948
Outside Directors	0	Common Stock	0

(5)   Material Matters Regarding Shares

At the Board of Directors held on November 14, 2023, the Company resolved the matters related to the acquisition and cancellation of own shares of its common stocks. In addition, at the Board of Directors held on March 27, 2024, the Company resolved the matters related to the scheduled cancellation date of own shares. Based on these resolutions, on April 15, 2024, the Company cancelled all 20,132,000 own shares acquired through market purchases, and accordingly, the total number of shares issued was 1,317,397,084 shares.

Consolidated Balance Sheet

(As of March 31, 2024)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		**(Liabilities)**	
Cash and due from banks	78,143,100	**Deposits**	164,839,357
Call loans and bills bought	5,333,883	**Negotiable certificates of deposit**	14,672,275
Receivables under resale agreements	8,525,688	**Call money and bills sold**	3,138,049
Receivables under securities borrowing transactions	6,799,541	**Payables under repurchase agreements**	19,625,877
Monetary claims bought	6,103,091	**Payables under securities lending transactions**	1,736,935
Trading assets	11,540,063	**Commercial paper**	2,429,179
Money held in trust	23,751	**Trading liabilities**	9,689,434
Securities	37,142,808	**Borrowed money**	14,705,266
Loans and bills discounted	107,013,907	**Foreign exchanges**	2,872,560
Foreign exchanges	2,068,885	**Short-term bonds**	863,000
Lease receivables and investment assets	207,645	**Bonds**	13,120,274
Other assets	15,313,546	**Due to trust account**	1,246,198
Tangible fixed assets	1,006,883	**Other liabilities**	15,573,044
Buildings	323,967	**Reserve for employee bonuses**	115,488
Land	405,761	**Reserve for executive bonuses**	4,411
Lease assets	29,892	**Net defined benefit liability**	37,263
Construction in progress	40,894	**Reserve for executive retirement benefits**	1,179
Other tangible fixed assets	206,368	**Reserve for point service program**	35,622
Intangible fixed assets	976,706	**Reserve for reimbursement of deposits**	9,228
Software	623,266	**Reserve for losses on interest repayment**	121,947
Goodwill	268,833	**Reserves under the special laws**	4,631
Lease assets	323	**Deferred tax liabilities**	698,632
Other intangible fixed assets	84,283	**Deferred tax liabilities for land revaluation**	27,316
Net defined benefit asset	913,791	**Acceptances and guarantees**	14,869,558
Deferred tax assets	71,427	**Total liabilities**	280,436,734
Customers' liabilities for acceptances and guarantees	14,869,558	**(Net assets)**	
Reserve for possible loan losse	(817,578)	**Capital stock**	2,344,038
		Capital surplus	610,143
		Retained earnings	7,843,470
		Treasury stock	(167,671)
		Total stockholders' equity	10,629,980
		Net unrealized gains (losses) on other securities	2,406,883
		Net deferred gains (losses) on hedges	(65,073)
		Land revaluation excess	34,936
		Foreign currency translation adjustments	1,362,647
		Accumulated remeasurements of defined benefit plans	290,735
		Total accumulated other comprehensive income	4,030,129
		Stock acquisition rights	931
		Non-controlling interests	138,925
		Total net assets	14,799,967
Total assets	295,236,701	**Total liabilities and net assets**	295,236,701

Consolidated Statement of Income

(From April 1, 2023 to March 31, 2024)

Unit: millions of yen

Account	Amount	
Ordinary income		9,353,590
Interest income	6,213,520	
Interest on loans and discounts	3,636,796	
Interest and dividends on securities	704,565	
Interest on call loans and bills bought	207,201	
Interest on receivables under resale agreements	119,755	
Interest on receivables under securities borrowing transactions	87,502	
Interest on deposits with banks	580,295	
Interest on lease transactions	12,483	
Interest on deferred payment	21,969	
Other interest income	842,949	
Trust fees	8,195	
Fees and commissions	1,716,335	
Trading income	371,135	
Other operating income	609,082	
Lease-related income	37,436	
Other	571,645	
Other income	435,320	
Recoveries of written-off claims	16,934	
Other	418,386	
Ordinary expenses		7,887,462
Interest expenses	4,332,866	
Interest on deposits	1,670,570	
Interest on negotiable certificates of deposit	518,385	
Interest on call money and bills sold	43,855	
Interest on payables under repurchase agreements	749,371	
Interest on payables under securities lending transactions	15,792	
Interest on commercial paper	116,199	
Interest on borrowed money	154,318	
Interest on short-term bonds	210	
Interest on bonds	352,806	
Other interest expenses	711,354	
Fees and commissions payments	234,305	
Trading losses	263,379	
Other operating expenses	348,899	
Lease-related expenses	30,915	
Other	317,984	
General and administrative expenses	2,250,593	
Other expenses	457,417	
Provision for reserve for possible loan losses	118,388	
Other	339,028	
Ordinary profit		1,466,128
Extraordinary gains		8,181
Gains on disposal of fixed assets	1,101	
Other extraordinary gains	7,080	
Extraordinary losses		131,959
Losses on disposal of fixed assets	9,341	
Losses on impairment of fixed assets	13,696	
Provision for eventual future operating losses from financial instruments transactions	729	
Other extraordinary losses	108,191	
Income before income taxes		1,342,349
Income taxes-current	442,736	
Income taxes-deferred	(69,073)	
Income taxes		373,662
Profit		968,687
Profit attributable to non-controlling interests		5,740
Profit attributable to owners of parent		962,946

Consolidated Statement of Changes in Net Assets

(From April 1, 2023 to March 31, 2024)

Unit: millions of yen

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at April 1, 2023	2,342,537	694,052	7,423,600	(151,798)	10,308,391
Changes in the fiscal year					
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(348,177)		(348,177)
Profit attributable to owners of parent			962,946		962,946
Purchase of treasury stock				(211,434)	(211,434)
Disposal of treasury stock		(185)		401	216
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders' interest due to transaction with non-controlling interests		(85,409)			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377		377
Reversal of land revaluation excess			68		68
Transfer from retained earnings to capital surplus		195,345	(195,345)		—
Net changes in items other than stockholders' equity in the fiscal year					
Net changes in the fiscal year	1,501	(83,909)	419,870	(15,872)	321,589
Balance at March 31, 2024	2,344,038	610,143	7,843,470	(167,671)	10,629,980

	Accumulated other comprehensive income						Stock acquisition rights	Non-controlling interests	Total net assets
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total accumulated other comprehensive income			
Balance at April 1, 2023	1,373,521	(13,293)	35,005	843,614	133,226	2,372,074	1,145	109,495	12,791,106
Changes in the fiscal year									
Issuance of new stock									3,001
Cash dividends									(348,177)
Profit attributable to owners of parent									962,946
Purchase of treasury stock									(211,434)
Disposal of treasury stock									216
Cancellation of treasury stock									—
Changes in shareholders' interest due to transaction with non-controlling interests									(85,409)
Increase due to decrease in affiliates accounted for by the equity method									377
Reversal of land revaluation excess									68
Transfer from retained earnings to capital surplus									—
Net changes in items other than stockholders' equity in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054	(213)	29,430	1,687,271
Net changes in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054	(213)	29,430	2,008,861
Balance at March 31, 2024	2,406,883	(65,073)	34,936	1,362,647	290,735	4,030,129	931	138,925	14,799,967

Non-Consolidated Balance Sheet

(As of March 31, 2024)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		**(Liabilities)**	
Current assets	1,701,841	**Current liabilities**	3,067,669
Cash and due from banks	309,526	Short-term borrowings	1,707,650
Prepaid expenses	972	Accounts payable	1,191
Accrued income	81,070	Accrued expenses	83,112
Accrued income tax refunds	22,827	Income taxes payable	16
Current portion of long-term loans receivable from subsidiaries and affiliates	1,268,519	Business office taxes payable	54
Other current assets	18,925	Reserve for employee bonuses	1,071
		Reserve for executive bonuses	564
		Current portion of bonds payable	1,255,519
		Current portion of long-term borrowings	13,000
Fixed assets	18,044,052	Other current liabilities	5,489
Tangible fixed assets	68,877	**Fixed liabilities**	10,602,890
Buildings	36,864	Bonds	10,191,710
Land	31,454	Long-term borrowings	405,026
Equipment	458	Deferred tax liabilities	6,154
Construction in progress	100	**Total liabilities**	13,670,560
Intangible fixed assets	11,771	**(Net assets)**	
Software	11,771	**Stockholders' equity**	6,054,642
Investments and other assets	17,963,403	**Capital stock**	2,344,038
Investment securities	106,909	**Capital surplus**	1,565,514
Investments in subsidiaries and affiliates	7,016,965	Capital reserve	1,565,514
Long-term loans receivable from subsidiaries and affiliates	10,835,537	**Retained earnings**	2,312,760
Long-term prepaid expenses	370	Other retained earnings	2,312,760
Other	3,620	Voluntary reserve	30,420
		Retained earnings brought forward	2,282,340
		Treasury stock	(167,671)
		Valuation and translation adjustments	19,758
		Net unrealized gains (losses) on other securities	19,758
		Stock acquisition rights	931
		Total net assets	6,075,333
Total assets	19,745,893	**Total liabilities and net assets**	19,745,893

Non-Consolidated Statement of Income

(From April 1, 2023 to March 31, 2024)

Unit: millions of yen

Account	Amount	
Operating income		936,815
Dividends on investments in subsidiaries and affiliates	580,175	
Fees and commissions received from subsidiaries and affiliates	21,675	
Interest on loans receivable from subsidiaries and affiliates	334,964	
Operating expenses		386,753
General and administrative expenses	56,010	
Interest on bonds	311,160	
Interest on long-term borrowings	19,582	
Operating profit		550,062
Non-operating income		8,374
Interest income on deposits	58	
Dividends income	7,560	
Fees and commissions income	298	
Other non-operating income	456	
Non-operating expenses		19,059
Interest on short-term borrowings	5,422	
Fees and commissions payments	417	
Amortization of bond issuance cost	10,651	
Other non-operating expenses	2,567	
Ordinary profit		539,377
Extraordinary losses		4,774
Losses on disposal of fixed assets	2,095	
Losses on valuation of stocks of subsidiaries and affiliates	2,679	
Income before income taxes		534,602
Income taxes-current	(10,511)	
Income taxes-deferred	(0)	
Total income taxes		(10,511)
Net income		545,114

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2023 to March 31, 2024)

Unit: millions of yen

	Stockholders' equity			
	Capital stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance at April 1, 2023	2,342,537	1,564,013	—	1,564,013
Changes in the fiscal year				
Issuance of new stock	1,501	1,500		1,500
Cash dividends				
Net income				
Purchase of treasury stock				
Disposal of treasury stock			(185)	(185)
Cancellation of treasury stock			(195,160)	(195,160)
Transfer from retained earnings to capital surplus			195,345	195,345
Net changes in items other than stockholders' equity in the fiscal year				
Net changes in the fiscal year	1,501	1,500	—	1,500
Balance at March 31, 2024	2,344,038	1,565,514	—	1,565,514

	Stockholders' equity					Valuation and translation adjustments	Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders' equity	Net unrealized gains (losses) on other securities		
	Other retained earnings		Total retained earnings					
	Voluntary reserve	Retained earnings brought forward						
Balance at April 1, 2023	30,420	2,280,749	2,311,169	(151,798)	6,065,921	(6,901)	1,145	6,060,165
Changes in the fiscal year								
Issuance of new stock					3,001			3,001
Cash dividends		(348,177)	(348,177)		(348,177)			(348,177)
Net income		545,114	545,114		545,114			545,114
Purchase of treasury stock				(211,434)	(211,434)			(211,434)
Disposal of treasury stock				401	216			216
Cancellation of treasury stock				195,160	—			—
Transfer from retained earnings to capital surplus		(195,345)	(195,345)		—			—
Net changes in items other than stockholders' equity in the fiscal year						26,660	(213)	26,447
Net changes in the fiscal year	—	1,591	1,591	(15,872)	(11,279)	26,660	(213)	15,167
Balance at March 31, 2024	30,420	2,282,340	2,312,760	(167,671)	6,054,642	19,758	931	6,075,333

Independent Auditor's Report

May 8, 2024

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:

KPMG AZSA LLC
Tokyo Office, Japan

Takashi Kondo
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Bumbee Nishi
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, a summary of significant accounting policies and other explanatory information, and the accompanying supplementary schedules ("the financial statements and the accompanying supplementary schedules") of Sumitomo Mitsui Financial Group, Inc. ("the Company") as at March 31, 2024 and for the year from April 1, 2023 to March 31, 2024 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the accompanying supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the *Audit of the Financial Statements and the Accompanying Supplementary Schedules* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee are responsible for overseeing the directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the financial statements and the accompanying supplementary schedules does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements and the accompanying supplementary schedules, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements and the accompanying supplementary schedules or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and The Audit Committee for the Financial Statements and the Accompanying Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the accompanying supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal

control as management determines is necessary to enable the preparation of financial statements and the accompanying supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the accompanying supplementary schedules, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee are responsible for overseeing the directors and the corporate executive officers' performance of their duties with regard to the design, implementation and maintenance of the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements and the Accompanying Supplementary Schedules
Our objectives are to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the accompanying supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements and the accompanying supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company's internal control.
• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
• Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements and the accompanying supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
• Evaluate whether the presentation and disclosures in the financial statements and the accompanying supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the accompanying supplementary schedules, including the disclosures, and whether the financial statements and the accompanying supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan
We do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor's Report:
This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[English Translation of the Audit Committee's report Originally Issued in the Japanese Language]

Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 22nd fiscal year from April 1, 2023 to March 31, 2024, and hereby reports the method and the results of the audit as follows:

1. Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1) In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. In regard to the Company's internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers and other relevant personnel and reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

2) The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the "System for ensuring appropriate execution of the duties of the Accounting Auditor" (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the "Quality Control Standards for Auditing" (issued by the Business Accounting Council) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2. Audit Results
    (1) Audit Results on the Business Report, etc.
        1) In our opinion, the business report and the supplementary schedules fairly represent the Company's condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.
        2) We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.
        3) In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems including the internal control over financial reporting.
    (2) Results of Audit of the Consolidated Financial Statements
        In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.
    (3) Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules
        In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 9, 2024

The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

Audit Committee Member	Masayuki Matsumoto (Seal)
Audit Committee Member	Toshihiro Isshiki (Seal)
Audit Committee Member	Yoshiyuki Gono (Seal)
Audit Committee Member	Shozo Yamazaki (Seal)
Audit Committee Member	Katsuyoshi Shinbo (Seal)

(Note) Messrs. Masayuki Matsumoto, Shozo Yamazaki and Katsuyoshi Shinbo are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.